

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 6, 2011

Dayong Sun
Chief Executive Officer
Kama Resources Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re: Kama Resources Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 9, 2010**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your filing and have the following comments.

General

1.   We note your disclosure that funds from the offering will not be placed in escrow but rather will be placed in a separate bank account at US Bank.   Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). Please provide us with an analysis as to how your offering is consistent with this requirement and confirm that you will comply with Rule 10b-9 and with our position that the term "promptly," as used in Rule 10b-9 of the Exchange Act, means the next business day or as soon as possible after the termination of the offering.

2.   In addition, please disclose precisely how you will determine when securities have been sold for the purpose of reaching the minimum amount and who will be responsible for making this determination. For instance, clarify the proposed procedures for receiving the funds including, for example, to whom checks are to be made payable and the specific conditions that must be met in order for a check to be counted toward achieving the minimum amount. This information should be concisely summarized on the cover page with a cross-reference to a more detailed discussion provided in the prospectus summary. Finally, tell us whether you have included as exhibits to the registration statement the underlying documents that govern the conditions on which the proceeds will be held until the minimum is reached.

3.   Please update your Selected Financial Data and Management's Discussion and Analysis sections to reflect the most current reporting period contained in the filing.

Cover Page

4. We note that you have included a place holder regarding the dealer prospectus delivery obligation. Please revise your disclosure to remove the placeholder language "insert date" and include instead a statement to the effect that delivery obligation period is 90 days from effective date. In addition, please relocate the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K on the outside back cover page of the prospectus.

Financial Statements

General

5. Please file updated audited financial statements for the fiscal year ended October 31, 2010 with your next amendment pursuant to Rule 8-08 of Regulation S-X. Please ensure the financial statements provided comply with the requirements in Rule 8-02 of Regulation S-X and also reflect the applicable presentation requirements in ASC Topic 915 required for development stage entities.

6. We note the disclosure on page 31 stating that the audited financial statements to be provided on an annual basis to your stockholders will be prepared by Kenne Ruan, CPA, PLLC, which is your auditor. We believe that this statement is likely to affect a third party's perception of whether the auditor is independent and also does not clearly distinguish that the responsibility for the financial statements rests with management. Please tell us how you and your auditor considered paragraph 3 of AU Section 110 and AU Section 220 of the Statements on Auditing Standards and revise this disclosure as necessary.

Exhibits, page II-2

General

7. We note that you have yet to file several exhibits, including the legality opinion and consent of your legal counsel and form of share certificate. Please file all required exhibits as soon as possible for our review and be advised that we will need sufficient time to review them prior to the effectiveness of the registration statement.

Exhibit 23.1

8. We note on page 31 that your auditor is referred to as an expert; however, the audit firm has not consented to the reference as an expert. Please have the consent revised accordingly. Refer to Section 7(a) of the Securities Act of 1933.

If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or, if you require additional assistance, you may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (604) 468-3880</u>
       David Wong
       Fusion Business Group